================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)*

                               Pure Biofuels Corp.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 4, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 74621R104                    13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Special Situations Master Fund Limited
       I.R.S. Identification No. 98-0451872
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              158,710,398 shares(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              158,710,398 shares(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       158,710,398 shares(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.75%(1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO, HC
--------------------------------------------------------------------------------

(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 69,026,633 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru I LLC
       I.R.S. Identification No. 26-0816482
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              158,710,398 shares(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              158,710,398 shares(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       158,710,398 shares(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.75%(1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 69,026,633 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru II LLC
       I.R.S. Identification No. 26-0816494
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              158,710,398 shares(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              158,710,398 shares(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       158,710,398 shares(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.75%(1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 69,026,633 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Asset Management LLC
       I.R.S. Identification No.: 20-2332356
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              158,710,398 shares(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              158,710,398 shares(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       158,710,398 shares(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.75%(1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA, OO
--------------------------------------------------------------------------------

(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 69,026,633 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Max Holmes
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              158,710,398 shares(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              158,710,398 shares(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       158,710,398 shares(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.75%(1)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 69,026,633 that the Reporting Persons have the right to acquire upon conversion of convertible notes and the exercise of warrants. See Item 5.

Item 1.  Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     This Amendment No. 5 (this "Amendment") amends certain information in the statement on Schedule 13D (the "Initial Statement") initially filed on September 19, 2007 by the Reporting Persons (as defined below), as amended as filed on January 31, 2008, April 3, 2008, August 6, 2008 and as further amended as filed on November 7, 2008, relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 701 Brazos Street, Suite 1050, Austin, TX 78701.

Item 2.  Identity and Background

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a)-(c); (f) This Amendment is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated by reference as an exhibit hereto and incorporated herein by reference.

     Set forth below is certain information relating to each of the Reporting
Persons:

     (1) Plainfield Special Situations Master Fund Limited

     Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

     (2) Plainfield Peru I LLC

     Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

     (3) Plainfield Peru II LLC

     Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru II is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

     (4) Plainfield Asset Management LLC

     Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (5) Max Holmes

     Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max

Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On December 4, 2008 Peru I provided a $500,000 bridge loan to the Issuer in exchange for the issuance to Peru I of a promissory note in the principal amount of $500,000 (the "Promissory Note") and seven-year warrants to purchase 3,333,333 shares of the Issuer's Common Stock (the "December 2008 Warrants") at an exercise price of $0.30 per share of Common Stock (the "Exercise Price"). The Promissory Note matures on the earlier of (a) January 15, 2009 and (b) the date the Issuer enters into an agreement with Banco Internacional del Peru - Interbank ("Interbank Peru") pursuant to which Interbank Peru will provide term loan financing for the Issuer and/or one or more of its existing majority-owned subsidiaries, as borrower(s), in a principal amount of not less than $40,330,000 (the "Interbank Peru Facility") (January 15, 2009 or such earlier date, the "Maturity Date"). If payment of the principal amount of or any other sums due under the Promissory Note (whether at the Maturity Date or by acceleration or otherwise) is not made when due, then the Issuer will grant to Peru I seven-year warrants to purchase an additional 13,333,333 shares of the Issuer's Common Stock (the "Additional Warrants") at the Exercise Price and, at Peru I's option, convert the Promissory Note into either (i) a three-month term loan with an interest rate of 15% per annum to be paid-in-kind or (ii) the number of shares of Common Stock equal to the principal amount outstanding on the Promissory Note divided by a conversion price of $0.30 per share of Common Stock.

     On December 4, 2008, pursuant to the Second Amendment (as defined in Amendment No. 4 to the Initial Statement, filed on November 7, 2008) and in consideration for the Additional Deferred Interest, the Issuer issued to Peru I $398,955 in principal amount of October 2008 Additional Notes (both terms as defined in the Second Amendment) convertible into 1,329,850 shares of Common Stock at a conversion price of $0.30.

     In addition, pursuant to the Second Amendment and in consideration for the Additional Deferred Interest, the Issuer will issue to Peru I on January 1, 2009 and February 1, 2009, October 2008 Additional Notes in the principal amounts of $412,253 and $412,254 (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively, convertible into 1,374,178 and 1,374,178 shares of Common Stock (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively, at a conversion price of $0.30.

     The Promissory Note and the December 2008 Warrants are filed as exhibits to this Amendment and should be referred to in their entirety for complete information concerning them.

Item 4.  Purpose of Transaction

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     As a result of the transactions involving the issuance of the December 2008 Warrants and the $398,955 in principal amount of October 2008 Additional Notes both as described in Item 3 above, the Reporting Persons beneficially own 65.75% of the Issuer's Common Stock (assuming the conversion of the Notes (as defined in Amendment No. 4 to the Initial Statement), the October 2008 Additional Notes issued on November 4, 2008 and December 4, 2008 and the exercise of the December 2008 Warrants).

     The Issuer will issue October 2008 Additional Notes on January 1, 2009 and February 1, 2009, in the principal amounts of $412,253 and $412,254 (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively, convertible into 1,374,178 and 1,374,178 shares of Common Stock (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively. If these issuances are taken into account, the Reporting Persons beneficially own 66.13% of the Issuer's Common Stock (assuming no other changes).

     Except as otherwise disclosed in this Amendment, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a);(b) Peru II beneficially owns 89,683,765 shares of Common Stock, consisting of 89,683,765 shares of Common Stock of which it is the owner of record, representing approximately 37.15% of the outstanding Common Stock (assuming the conversion of the Notes, the October 2008 Additional Notes issued on November 4, 2008 and December 4, 2008 and the exercise of the December 2008 Warrants). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 69,026,633 shares of Common Stock, all of which are issuable upon conversion of the Notes, the October 2008 Additional Notes issued on November 4, 2008 and December 4, 2008 and the exercise of the December 2008 Warrants, representing in the aggregate approximately 28.59% of the outstanding Common Stock (assuming the conversion of the Notes, the October 2008 Additional Notes issued on November 4, 2008 and December 4, 2008 and the exercise of the December 2008 Warrants). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of Common Stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaim any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On December 4, 2008, the Issuer, FDS Corporation S.A ("FDS"), Trimarine Corporation S.A ("Trimarine") and Peru I entered into a letter agreement (the "Letter Agreement"), which provides for, among other matters, the following:

     1. Trimarine will provide to the Issuer and/or or one or more of its existing majority-owned subsidiaries, during the period commencing on the date of the issuance of certain convertible notes (as described below in paragraph 3) and ending on the date two years subsequent to the date of such issuance, access to and the ability to utilize, Trimarine's $40,000,000 working capital feedstock facility in an amount of not less than $40,000,000 for the funding of the Issuer's and/or one or more of its existing majority-owned subsidiaries' feedstock purchases in the ordinary course of business (the "Trimarine Facility").


     2. The Issuer will (a) provide documentation to Peru I and Trimarine to the extent the Issuer enters into the Interbank Peru Facility; (b) use its commercially reasonable efforts to refinance the Trimarine Facility by December 31, 2009 with a working capital facility obtained in the bank market (the "Refinancing") or, if after using commercially reasonable efforts the Issuer is unable to consummate the Refinancing by such date, issue to Trimarine duly authorized and validly issued seven-year warrants to purchase one share of Common Stock of the Issuer for every $1.00 of principal amount outstanding under the Trimarine Facility at December 31, 2009, at a strike price equal to 120% of the volume weighted average price of the Common Stock for the sixty (60) trading days immediately preceding December 31, 2009; provided, however, that the strike price shall not be less than $0.20 per share of Common Stock and not greater than $0.40 per share of Common Stock; and (c) cooperate fully with Peru I and FDS in order to promptly and fully carry out the terms and provisions of the Letter Agreement and to execute and deliver such other agreements, documents or instruments and take such other actions as may be reasonably necessary or desirable to effectuate the terms of the Promissory Note and the $1,000,000 promissory note issued to Trimarine and the terms and conditions contained in the Letter Agreement and the term sheet attached as Annex A to the Letter Agreement.

     3. Peru I will (a) purchase $22,500,000 in aggregate principal amount of convertible notes from the Issuer on terms and conditions identical to the existing convertible notes of the Issuer held by Peru I except for the additional terms contained in the term sheet attached as Annex A to the Letter Agreement and (b) release its liens securing the Loans (as defined in the Loan Agreement, entered into by and among the Issuer, the Borrowers, the other credit parties thereto and Master Fund on September 12, 2007 as amended by amendments executed on March 13, 2008, April 18, 2008 and November 4, 2008, as amended, the "Loan Agreement"), in each case subject to and at such time as each of the following conditions precedent is satisfied:

     (a) the Interbank Peru Facility shall be in full force and effect, pursuant to documents that are satisfactory in form and substance to Peru I in its sole reasonable discretion;

     (b) all of the Loans (as defined in the Loan Agreement ) shall have been repaid in full;

     (c) either (i) the Bridge Loans (as defined in the Letter Agreement) shall have been repaid in full substantially simultaneously out of a portion of the proceeds from the purchase of the convertible notes or (ii) the Additional Warrants shall be issued to Peru I pursuant to the terms of the Promissory Note and additional warrants to purchase 26,666,666 shares of the Issuer's Common Stock at an exercise price of $0.30 shall be issued to FDS pursuant to the terms of the $1,000,000 promissory note issued to FDS and the Bridge Loans (as defined in the Letter Agreement) shall be converted, at the option of the respective payee, into either (A) a note evidencing a three-month term loan, or (B) the Common Stock of the Issuer, both option (A) and (B) pursuant to the terms of the Promissory Note and the $1,000,000 promissory note issued to FDS;

     (d) the Issuer and/or one or more of its existing majority-owned subsidiaries shall have access to the Trimarine Facility and the ability to utilize it, on terms and conditions satisfactory to Peru I in its sole reasonable discretion, for the funding of the Issuer's and/or one or more of its majority-owned subsidiaries' feedstock purchases in the ordinary course of business, pursuant to documents that are satisfactory in form and substance to Peru I in its sole reasonable discretion;

     (e) the convertible notes shall have been executed and delivered and be in full force and effect, pursuant to documents that are satisfactory in form and substance to Peru I in its sole reasonable discretion; and

     (f) Peru I shall have received evidence satisfactory to it in its sole reasonable discretion that no potential or actual events of default exist under the Trimarine Facility, the Interbank Peru Facility, the Refinancing or the convertible notes.

     Annex A to the Letter Agreement provides as follows:

     Permitted Prepayment: The Issuer may prepay the convertible notes without penalty.

     Conversion: The convertible notes shall be convertible at the option of Peru I into shares of Common Stock at any time on or after January 1, 2010.

     Additional Warrants: In the event the convertible notes are not repaid prior to December 31, 2009, the Issuer shall issue to Peru I on December 31, 2009, duly authorized and validly issued seven-year warrants to purchase one share of Common Stock for every $1.00 principal amount of convertible notes outstanding, at a strike price equal to 120% of the volume weighted average price of the Common Stock for the sixty (60) trading days immediately preceding December 31, 2009; provided, however, that the strike price shall not be less than $0.20 per share of Common Stock and not greater than $0.40 per share of Common Stock.

     The Letter Agreement is filed as an exhibit to this Amendment and should be referred to in its entirety for complete information concerning it.

Item 7.  Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:


1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14. Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15. Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II is incorporated by reference to Exhibit 15 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

16. Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto is incorporated by reference to Exhibit 16 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

17. Second Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and among the Issuer, Peru I and Peru II, is incorporated by reference to Exhibit 17 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

18. Third Amendment to Loan Documents, dated as of November 4, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto, is incorporated by reference to Exhibit 18 of Amendment No. 4 to the Initial Statement, dated November 4, 2008.

19. Letter Agreement, dated as of December 4, 2008, among the Issuer, FDS Corporation S.A, Trimarine Corporation S.A. and Peru I.

20. $500,000 Promissory Note issued by the Issuer to Peru I dated December 4, 2008.

21. Stock Purchase Warrant exercisable into 3,333,333 shares of Common Stock, issued to Peru I by the Issuer, dated December 4, 2008

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2008

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD PERU I LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch, Managing Director,
                                           General Counsel and Secretary

                                       PLAINFIELD PERU II LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch, Managing Director,
                                           General Counsel and Secretary

                                       PLAINFIELD ASSET MANAGEMENT LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.